UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Banco Bradesco S.A. (“Bradesco” or “Bank”) hereby sets forth its clarifications requested by the Superintendence of Market Relations of Securities and Exchange Commission (“CVM”), by means of the Official Letter 65/2026/CVM/SEP/GEA-1, of 2.12.2026 (“Official Letter”).

The Official Letter refers to the News published today in the media Isto É Dinheiro, under the title: " Rural Show: Bradesco projects growth of up to 20% in its agribusiness portfolio, says the officer”, in which contain the following statements:

“Bradesco projects growth between 15% and 20% in the direct agribusiness portfolio in 2026, now estimated in R$ 120 billion, and intends to move forward exactly at a time of greater caution in rural credit. While the competitors reduce exposure and the capital market shrinks the offering of Agribusiness Receivables Certificates (CRA) and agribusiness funds (Fiagro), the bank affirms that it will expand the team and strengthen its presence at industry trade shows.”

Bradesco clarifies that the rural credit growth projections for the current year exercise, mentioned in the aforementioned News, are reflected at the Guidance released by the Company last 5.

For this reason, Bank did not identify the need for disclosure a Material Fact and clarifies that such projections are not guarantee of future performance and involve risks and inherent uncertainties, as they are based on premises and depend on future events that may not happen.

In accordance with the applicable legislation, specifically CVM Resolution No. 44/2021, Bradesco reiterates that any material facts relating to the activities, transactions and/or changes in its projections will be disclosed to the market in a timely manner.

Cidade de Deus, Osasco, February 13, 2026.

Sincerely,

Banco Bradesco S.A.

André Costa Carvalho

Investor Relations Officer

“Official Letter No. 65/2026/CVM/SEP/GEA-1

Rio de Janeiro, February 12, 2026.

To Mr.

ANDRÉ COSTA CARVALHO

Investor Relations Officer of

BCO BRADESCO S.A.

Email: diretoria_ri@bradesco.com.br

c/c: emissores@b3.com.br

Subject: Request for clarifications on news - CVM Process No. 19957.001685/2026-88

Dear Officer,

1.       We refer to the News published today in the media Isto É Dinheiro, under the title: "Rural Show: Bradesco projects growth of up to 20% in its agribusiness portfolio, says the officer”, in which contain the following statements:

Bradesco projects growth between 15% and 20% in the direct agribusiness portfolio in 2026, now estimated in R$ 120 billion, and intends to move forward exactly at a time of greater caution in rural credit. While the competitors reduce exposure and the capital market shrinks the offering of Agribusiness Receivables Certificates (CRA) and agribusiness funds (Fiagro), the bank affirms that it will expand the team and strengthen its presence at industry trade shows.

2.       Considering the above, we request that you clarify the reasons why you believed that this was not a material fact, pursuant to the provisions of CVM Resolution No. 44/21.

3. It should be noted that, in accordance with Article 3 of CVM Resolution No. 44/21, the Investor Relations Officer is responsible for disclosure and communication to CVM and, if necessary, to stock exchanges and organized over-the-counter market entity in which the securities issued by the company are admitted to trading, any material act or fact that has occurred or is related to its business, as well as ensuring its wide and immediate dissemination, simultaneously in all markets where such securities are admitted to trading.

4. In addition, we highlight that the practice of disclosing to the market its expectations for future performance (guidance), both in short and long term, mainly with regard to the operational and financial aspects of its business, involves the preparation of quantitative projections.

5. In that way, in attendance to the provisions of Paragraph 1 of Article 20 Of CVM Resolution No. 80/22, we determine, if the above statements are true, updating the correspondent items on the issuer´s Reference Form.

6. Such manifestation should occur by means of Empresa.NET System, category: Notice to the Market, type: Clarifications on CVM/B3 questionings, subject: News published in the Media, which should include the transcription of this Official Letter. The response to this request for a clarification through a Notice to the Market, does not exempt the company from any liability for the failure to disclose a Material Fact in a timely manner, pursuant to CVM Resolution No. 44/21.

7. We hereby warn that the Superintendence of Market Relations, in the exercise of its legal attributes and, based on Item II, Article 9, of Law No. 6.385/76, and CVM Resolution No. 47/21, may impose a punitive fine, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative penalties, for failure to comply with the requirement contained in this letter, sent exclusively by email, up to 02.13.2026.

Sincerely,

Document signed electronically by Lívia Skora Cataldo de Castro, Federal Inspector of the Capital Market, on 02/12/2026, at 12:39 p.m., based on Article 6 of Decree No. 8.539, of October 8, 2015.

Document signed electronically by Nilza Maria Silva de Oliveira, Manager, on 02/12/2026, at 12:42 p.m., based on Article 6 of Decree No. 8.539, of October 8, 2015.

This document's authenticity can be verified by accessing https://sei.cvm.gov.br/conferir_autenticidade, and typing the "Código Verificador" 2588300 and the "Código CRC" 634CF548.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 13, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.